SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                      SEC File Number: 000-52636

                                                         CUSIP Number: 641267109
(Check One):
|_| Form 10-K    |_| Form 20-F    |_| Form 11-K   |X| Form 10-Q    |_| Form 10-D
|_| Form N-SAR   |_| Form N-CSR

For period ended:     June 30, 2009
                      -------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the transition period ended:________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________

PART I--REGISTRANT INFORMATION

    Full name of registrant:                  Nevada Gold Holdings, Inc.
                                              --------------------------

    Former name if Applicable:                Nano Holdings International, Inc.
                                              ---------------------------------

    Address of Principal Executive Office:    1265 Mesa Drive
                                              ---------------

    City, State and Zip Code:                 Fernley, NV 89408
                                              -----------------

PART II--RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |X|  (a)   The reason described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       |X|  (b)   The subject  annual  report,  semi-annual  report,  transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       |_|  (c)   The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the "Report") by the prescribed date of August 14, 2009, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

        Barrett S. DiPaolo, Esq.           (212)             400-6900
      ------------------------------    -------------    -----------------
                (Name)                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      The registrant was incorporated on October 7, 2009, and therefore there is no corresponding period for the last fiscal year. The following represent preliminary estimates of results of operation for the quarter ended June 30, 2009, and are subject to change: During the three months ended June 30, 2009, we incurred general and administrative expenses of $210,079. These expenses were primarily legal, accounting and other professional fees. We also incurred an expense of $489,859 relating to warrants issued during the quarter. As a result, we incurred a net loss of $699,938 for the three months ended June 30, 2009.

                           Nevada Gold Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:    August 17, 2009



                                   By:    /s/ David C. Mathewson
                                          ----------------------------------
                                   Name:  David C. Mathewson
                                   Title: President and Chief Executive Officer